SECU  ISSION

05044334

AN... ...PORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential-American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 E. Green St.
(No. and Street)


SEC MAIL RECEIVED PROCESSING
SEP 01 2005
WASH, D.C. 213 SECTION

Pasadena, CA 91106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Batatian (626) 795-5831
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henson & Company, CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

2045 Huntington Drive Suite B South Pasadena, CA 91030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEP 28 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BATATIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRUDENTIAL-AMERICAN SECURITIES, INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A. Batatian
Signature

PRESIDENT
Title

Notary Public


HEUNG RYONG HA
Commission # 1536008
Notary Public - California
Los Angeles County
My Comm. Expires Dec 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Prudential-American Securities, Inc.

We have audited the accompanying balance sheet of Prudential-American Securities, Inc. at June 30, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential-American Securities, Inc. as of June 30, 2005 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



South Pasadena, California
August 1, 2005

PRUDENTIAL-AMERICAN SECURITIES, INC.
BALANCE SHEET

June 30, 2005

ASSETS

Current assets:	
Cash	$ 103,509
Receivables from brokers and dealers	123,380
Prepaid expenses and other current assets	13,325
Total Current Assets	240,214
Property and equipment:	
Furniture and fixtures	31,726
Less: accumulated depreciation	(31,726)
Net Property and Equipment	-
Other Assets:	
Due from affiliate	48,000
Total assets	$ 288,214

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Salaries payable	$ 20,000
Accrued expenses and other liabilities	2,785
Total current liabilities	22,785
Shareholders' equity:	
Common stock, par value $.50 per share, 200,000 shares authorized, and 8,100 shares issued and outstanding	4,050
Additional paid-in capital	69,324
Retained earnings	192,055
Total shareholders' equity	265,429
Total liabilities and shareholders' equity	$ 288,214

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS

Year ended June 30, 2005

Revenues:		
Commissions		$ 48,574
Net loss on sale of trading securities		(24,113)
Management fees		445,148
Interest & dividends		3,599
		473,208
Operating expenses:		
Officer salaries	$ 118,530	
Commissions	2,183	
Office salaries	213,168	
Bank service charges	3,510	
Telephone	7,275	
Parking	4,085	
Office expenses	20,048	
Payroll taxes	25,948	
Insurance	31,209	
Depreciation and amortization	1,012	
Rent	54,000	
Legal and accounting	15,543	
Postage	2,138	
Utilities	6,369	
Professional dues and associations	8,337	
Taxes and licenses	7,300	
Other operating expenses	17,049	537,704
Loss before taxes based on income		(64,496)
Provision for income taxes		800
Net loss		$ (65,296)

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended June 30, 2005

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid-in capital	Earnings	Equity
Balances at June 30, 2004	8,100	$ 4,050	$ 69,324	$ 257,351	$ 330,725
Net loss	-	-	-	(65,296)	(65,296)
Balances at June 30, 2005	8,100	$ 4,050	$ 69,324	$ 192,055	$ 265,429

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year ended June 30, 2005

Cash flow from operating activities:	
Net loss	$ (65,296)
Non cash items included in net income:	
Depreciation and amortization	1,012
Decrease in receivables from brokers and dealers	92,661
Increase in prepaids and other current assets	(7,490)
Decrease in accrued expenses	(10,000)
Decrease in accounts payable	(650)
Total cash provided by operations	10,237
Net increase in cash	10,237
Beginning cash balance	93,272
Ending cash balance	$ 103,509

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

June 30, 2005

1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company was incorporated in California on June 27, 1972 as a registered broker dealer as a member of the National Association of Securities Dealers. The Company executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company.

Revenue recognition

Security transactions, commissions income and the related expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Related party transactions

The Company provides research materials and facilities to FIC Financial Center, a related company.

Property and equipment

Office furniture and equipment over $1,000 are recorded at cost and are depreciated over 5 – 7 years using the straight line method over the estimated useful lives of the related assets.

2. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to their clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

See accountants' report

PRUDENTIAL-AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

June 30, 2005

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall by the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2005, the Company had net capital of $200,488 which exceeded its requirement by $100,488.

A computation of reserve requirements and information relating to possession and control are not applicable to Prudential-American Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (B).

4. INCOME TAXES

The Company records the effect of income taxes in accordance with Statement of Financial Accounting Standards # 109, "Accounting for Income Taxes". The Company's year-end for tax reporting purposes is June 30.

PRUDENTIAL-AMERICAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2005

CREDITS	
Shareholders' equity	$ 265,429
DEBITS:	
Non allowable assets:	
Petty cash	100
Prepaid and other current assets	13,325
Net property and equipment	-
Notes receivable	48,000
	61,425
DEDUCT:	
Haircut on securities	3,516
NET CAPITAL	$ 200,488
6-2/3% of aggregate indebtedness in the amount of $22,350 or $100,000, whichever is greater	100,000
EXCESS NET CAPITAL	$ 100,488
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 22,350
TOTAL AGGREGATE INDEBTEDNESS	$ 22,350
Ratio of Aggregate Indebtedness to Net Capital	.11:1

See accompanying accountants' report

PRUDENTIAL-AMERICAN SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

June 30, 2005

Net capital per FOCUS report, Part II	$ 200,489
Audit adjustments:	-
Net Capital	$ 200,489

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

Board of Directors
Prudential-American Securities, Inc.

We have examined the financial statements of Prudential-American Securities, Inc., as of June 30, 2005, and have issued our report thereon dated August 1, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Prudential-American Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g) (1), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Our review indicated that Prudential-American Securities, Inc. was in compliance with the exemption from Rule 15c3-3 as of June 30, 2005 and no facts came to our attention to indicate that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation or differences required by the Rule 17a-13 because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Prudential-American Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of Prudential-American Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies, and should not be used for any other purpose.



South Pasadena, California
August 1, 2005

PRUDENTIAL-AMERICAN SECURITIES, INC.
921 EAST GREEN STREET PASADENA, CALIFORNIA 91106

MEMBER NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
MEMBER SIPC SECURITIES INVESTORS PROTECTION CORPORATION
STOCKS, CORPORATE AND MUNICIPAL BONDS
INVESTMENT ADVISORS

(626) 795-5831

(626) 795-5831
INVESTMENTS-ADVISORS.COM


RECEIVED
PROCESSING
SEP 01 2005
213
SECTION

August 25, 2005

Securities and Exchange Commission
450 5th Street, N.W. – Mail Stop 5-1
Washington, DC 20549

Dear Sir or Madam:

Please find enclosed our annual audited report for X-17A-5 for the period 07-01-2004 to 06-30-2005.

Should you happen to have any questions, please feel free to call me.

Yours truly,

Mark M. Batatian
President

MMB/mc
Encl.